Kalmin Corp.

Alberdi 1045

Caacupe, Paraguay, South America

January 20, 2017

Jay E. Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:      Kalmin Corp.

            Registration Statement on Form S-1

            Filed December 21, 2016

            File No. 333-215207

Dear Mr. Ingram:

This letter sets forth the responses of Kalmin Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 28, 2016.

Registration Statement’s Outside Front Cover Page

1.     The EDGAR system reflects that your primary standard industrial classification code number is 2673 and not 2421. Please revise.

RESPONSE: The primary standard industrial classification code number was revised in accordance to the Staff’s comment.

Because company’s headquarter and assets are located outside the United States, investors may experience difficulties in attempting to effect service of process and to enforce judgments..., page 12

2.     The statement that “any judgment obtained in the United States against us may be enforceable in the United States” appears inconsistent with the statement that “it may be difficult for investors…to enforce in the United States judgments obtained in United States courts.” Please reconcile the disclosures.

RESPONSE: The statement on page 12 was revised in accordance to the Staff’s comment.

If 75% of the Shares Are Sold, page 20; If 50% of the Shares Are Sold, page 21; If 25% of the Shares Are Sold, page 21

3.     The statements in the narrative text that investors in the offering will have made cash investments of $2,250,000 if 75% of the shares are sold, $1,500,000 if 50% of the shares are sold, and $750,000 if 25% of the shares are sold are inconsistent with disclosures in the tables on page 24 and elsewhere that investors in the offering will have made cash investments of $45,000 if 75% of the shares are sold, $30,000 if 50% of the shares are sold, and $15,000 if 25% of the shares are sold. Please reconcile the disclosures.

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RESPONSE: The statement was revised in accordance to the Staff’s comment.

Management’s Discussion and Analysis or Plan of Operation, page 25

Plan of Operation, page 26

4.     We refer to the third paragraph where you state that if you sell half of the securities offered for sale by the company, you will raise gross proceeds of $15,000. It appears to us that gross proceeds would be $30,000 if half of the securities being offered are sold. Please advise or revise your disclosure as appropriate.

RESPONSE: The disclosure was revised in accordance to the Staff’s comment.

Description of Securities, General, page 45

5.     Please confirm that Cyprus is where Mr. Jose Galarza intends to offer the securities to personal friends and family. Further, disclose the names of the neighboring countries where Mr. Galarza intends to offer the securities to relatives and friends.

RESPONSE: The statement was revised in accordance to the Staff’s comment.

Legal Matters, page 46

6.     The statement that Autarky Consulting Inc. has opined on the validity of the shares being offered is inconsistent with the disclosure in the legal opinion filed as exhibit 5.1 to the registration statement that Chiang, Tien Jen has given the legal opinion on the shares being offered. Please reconcile the disclosures.

RESPONSE: The statement was revised in accordance to the Staff’s comment.

7.     Please include counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

RESPONSE: The counsel’s address was added in accordance to the Staff’s comment.

Statement of Operations, page F-3

8.     It appears to us that your net loss per common share is ($0.003) based on your weighted average shares outstanding. Please advise or revise your registration statement as appropriate.

RESPONSE: The registration statement was revised in accordance to the Staff’s comment.

Note 3 – Summary of Significant Accounting Policies, page F-6

9.     Please revise your registration statement to identify your reporting and functional currencies, and also provide your accounting policies for foreign currency translation and transactions. Refer to ASC 830 for guidance.

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RESPONSE: The summary of significant accounting policies has been revised to include an accounting policy on the Company’s reporting and functional currencies.

Subsequent Events, page F-8

10.  Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

RESPONSE: The subsequent events disclosure has been revised to indicate the date through which subsequent events were evaluated.

Recent Sales of Unregistered Securities, page 60

11.  Provide the disclosure required by Item 701 of Regulation S-K for all securities sold within the past three years, which were not registered under the Securities Act.

RESPONSE: The disclosure was provided.

Exhibit Index

12.  Revise the caption of exhibit 10.1 to indicate that it is a verbal agreement between Jose Galarza and Kalmin Corp.

RESPONSE: The caption was revised in accordance to the Staff’s comment.

Exhibit 23.1

13.  Your auditors’ consent refers to their report dated November 16, 2016. However, the report of the independent registered public accounting firm is dated November 7, 2016. Please have your auditors revise their consent to provide the appropriate date.

RESPONSE: The auditors’ consent has been revised with the appropriate date.

Sincerely,

/s/ Jose Galarza

Mr. Jose Galarza

President, Treasurer, Secretary, and Director

Kalmin Corp.

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